SLM Corporation
12061 Bluemont Way
Reston, VA 20190
Robert S. Lavet
Senior Vice President and
General Counsel
(703) 984-5016
               July 11, 2007
VIA HAND DELIVERY
Paul Fischer, Esq.
Staff Attorney, Division of Corporate Finance
Kathleen Krebs, Esq.
Special Counsel, Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549-3720

Re:	SLM Corporation
Preliminary Proxy Materials on Form PreM14A
Amended on June 27, 2007
File No. 1-13251
Dear Mr. Fischer and Ms. Krebs:
     This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 6, 2007 (the “Comment Letter”) regarding the above referenced Proxy Statement initially filed on Form PreM14A on May 25, 2007, as amended and re-filed on June 27, 2007, (the “Proxy Statement”) by SLM Corporation (the “Company”).
     Set forth below are responses to the Staff’s comments numbered 1 through 6, as set forth in the Comment Letter.
1.	We note your response to prior comment 14 of our letter dated June 22, 2007. Please revise to briefly explain the critical nature of the timing of the transaction, such that the Other Bidder’s request for more time to complete due diligence resulted in the transaction committee granting exclusivity to and moving forward with a definitive agreement with Investor Group.
     In response to the Staff’s comment, please see pages 24 through 25 of the attached revised draft proxy statement which, among other things, clarifies that the transaction committee did not grant exclusivity to the Investor Group.
2.	Please describe in more detail the other possible alternatives considered by the transaction committee and board of directors. In this regard, we note that, on March 14, 2007, Sandler O’Neill gave a report to the board of directors regarding the strategic alternatives for the company and that, on March 26, 2007, UBS reviewed with the transaction committee the alternatives to the company; however, what these strategic alternatives were and what consideration the transaction committee and board of directors gave to them is not clear. Please expand your disclosure here and under the description of the background of the merger to discuss the other alternatives considered by the transaction committee and board of directors.
     In response to the Staff’s comment, please see pages 23 and 28 of the attached revised draft proxy statement.
3.	We note your response to prior comment 15 of our letter dated June 22, 2007. Please briefly summarize the various recent legislative and regulatory proposals by the current administration and members of Congress and how they would impact the company.
     In response to the Staff’s comment, please see page 26 of the attached revised draft proxy statement.
4.	We note your response to prior comment 16 of our letter dated June 22, 2007. Please revise to indicate how the existence of only one other bidder supported the decision of the transaction committee to recommend the merger.
     In response to the Staff’s comment, please see page 26 of the attached revised draft proxy statement.
5.	We note your response to prior comment 17 of our letter dated June 22, 2007. Please revise to briefly expand upon the “Company’s future prospects” as considered by the board of directors in arriving at its determination.

     In response to the Staff’s comment, please see page 28 of the attached revised draft proxy statement.
6.	We note your response to prior comment 18 of our letter dated June 22, 2007. Please revise to briefly summarize the board of director’s analysis of each material factor, beyond the general reference to “the positive factors and potential benefits of the merger and the risks and potentially negative factors concerning the merger, as described above.” If the board adopted the analysis of the transaction committee regarding these factors, please revise to so state.
     In response to the Staff’s comment, please see page 28 of the attached revised draft proxy statement.

     We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (703) 984-5016 or George R. Bason, Jr. or Leonard Kreynin of Davis Polk & Wardwell at (212) 450-4340 and (212) 450-4937, respectively.
Very truly yours,
/s/ Robert S. Lavet
Robert S. Lavet
Senior Vice President and General Counsel